March 16, 2016

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Legg Mason Funds Trust

    File No. 333-207712

Dear Ms. Lithotomos:

On behalf of Legg Mason Funds Trust (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2015, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on January 14, 2016, relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 4. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 4.

Proxy Statement/Prospectus Comments

1.	With respect to the Staff’s previous comment regarding the consequences to holders of LMP Real Estate Income Inc. (“RIT”) common stock of winding down the revolving credit facility, please consider whether it would be more accurate to use the term “will” instead of “may”.

In response to the Staff’s comment, the Fund has revised the disclosure on page 2 to state:

“If the Merger is approved, RIT’s credit facility will be terminated prior to the completion of the Merger. RIT ~~may~~ will likely be required to sell portfolio securities prior to the completion of the Merger that it otherwise would not have sold in order to repay borrowings under the credit facility. As a result, RIT ~~may~~ will likely experience higher transaction costs and RIT stockholders may experience higher taxes when common stock (including fractional shares) of RIT (“RIT Shares”) are held in a taxable account.”

2.	Would the sale of portfolio securities result in losses to RIT and ultimately to holders of RIT common stock? In addition, can the winding down of the credit agreement be quantified at all?

In response to the Staff’s comment, the Fund respectfully submits that it cannot currently predict whether the sale of portfolio securities will result in losses to RIT and ultimately to holders of RIT common stock. Such portfolio transactions will be made after the merger of RIT with and into the Fund (the “Merger”) is approved by common stockholders of RIT, but prior to the consummation of the Merger and under then-current market conditions. While RIT’s portfolio managers will attempt to mitigate any potential negative consequences to RIT and its stockholders as a result of any portfolio turnover associated with the Merger, they cannot guarantee they will be successful.

In addition, the Fund respectfully submits that the winding down of RIT’s credit agreement cannot be quantified. The winding down of the credit facility will occur concurrently with the overall repositioning of the portfolio. As a result, the sale of a particular portfolio security cannot be directly ascribed to either the winding down of the credit facility or the repositioning of the portfolio as a result of the Fund’s investment policies.

3.	On December 22, 2015, the Fund filed a registration statement on Form N-1A. Please explain to the Staff how the Fund will incorporate any disclosure contained in the N-1A into the Proxy Statement/Prospectus.

In response to the Staff’s comment, the Fund respectfully submits that as the Fund has received comments from the Staff on the Fund’s registration statement on Form N-1A and its Proxy Statement/Prospectus, it has endeavored to incorporate any applicable comments from one document to the other. Specifically, the Fund notes that it received comments from the Staff on the Fund’s registration statement on Form N-1A on January 21, 2016, and confirms to the Staff that Amendment No. 4 contains revisions in response to applicable comments.

4.	In the section titled “Comparison of Investment Objectives, Principal Investment Strategies and Principal Risks” on page 12, please consider changing “substantively identical” to “substantially similar”.

In response to the Staff’s comment, the Fund has revised its disclosure to state “substantially similar” rather than “substantively identical”.

5.	Regarding disclosure relating to who will pay for the merger, please revise the disclosure to state that the costs of the merger will be borne equally between RIT and LMPFA, or an affiliate thereof.

In response to the Staff’s comment, the Fund has revised its disclosure to state the costs of the Merger will be borne equally between RIT and LMPFA, or an affiliate thereof.

6.	Under the section titled “Comparison of Pricing, Purchase, Exchange and Sale of Fund Shares – Redemption of CRO Shares”, please explain what is meant by the term “other proper authorities”.

In response to the Staff’s comment, the Fund has removed the disclosure regarding “other proper authorities”.

7.	Under the section titled “Information About the Merger – Differences Between Maryland Corporations and Maryland Statutory Trusts”, please consider altering this disclosure to a table format.

In response to the Staff’s comment, the Fund has revised its disclosure to a table format.

8.	In the table in the section titled “Information About the Management of the Funds – Directors, Trustees and Officers”, please revise the column “Other Directorships Held by Director” to “Other Directorships Held by Director During the Past Five Years”.

In response to the Staff’s comment, the Fund has revised the column accordingly.

Proxy Statement/Prospectus Accounting Comments

9.	With respect to the Fund’s series and class identifiers on EDGAR, please update the ticker symbols in EDGAR if/when they have been assigned.

In response to the Staff’s comment, the Fund has included the ticker symbols in EDGAR.

10.	Please remove any references to “pro forma” Financial Statements in the Proxy Statement/Prospectus since the financial statements that are included are not Pro Forma.

In response to the Staff’s comment, the Fund has removed all references to “pro forma” in the Fund’s financial statements.

11.	Regarding the question relating to whether stockholders of RIT will pay any taxes as a result of the Merger on page 3, please include an estimate of the transaction costs that are expected to be generated as a result of the repositioning.

In response to the Staff’s comment, the Fund refers the Staff to its disclosure on page 8, where the Fund states, “If CRO experiences redemptions of 50% of its assets subsequent to the Merger, the net gains per share from the portfolio turnover would be approximately $4.1841 per share.” The Fund believes that $4.1841 per share estimate is inclusive of all associated transaction costs of the repositioning.

12.	In the Fee Table and Expense Table section on pages 6 and 7, please update footnote 6 to state that the recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. Please also include this language in Note 3 – Management Agreement and Transactions with Affiliates in the Notes to Financial Statements. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

In response to the Staff’s comment, the Fund has replaced Footnote 6 with the following disclosure:

“LMPFA has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, dividend expense on short sales, taxes, extraordinary expenses and acquired fund fees and expenses) so that total annual operating expenses are not expected to exceed 1.00% for CRO Shares, subject to recapture as described below. These arrangements are expected to continue until December 31, 2017, may be terminated prior to that date by agreement of LMPFA and the Board, and may be terminated at any time after that date by LMPFA. These arrangements, however, may be modified by LMPFA to decrease total annual operating expenses at any time. LMPFA is also permitted to recapture amounts waived and/or reimbursed to CRO Shares during the same fiscal year if total annual operating expenses have fallen to a level below the limits described above. In no case will LMPFA recapture any amount that would result, on any particular business day of CRO, in CRO’s total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.”

13.	Please update the Report of Independent Registered Public Accounting Firm to include the name and signature of the auditor.

In response to the Staff’s comment, the Fund has updated the Report of Independent Registered Public Accounting Firm to include the name and signature of the auditor.

14.	In Note 3 to the Notes to Financial Statements, please clearly state that the manager of the Fund will not seek recoupment of the organizational and offering costs that it has agreed to pay (estimated to be $42,500 and $80,881, respectively).

In response to the Staff’s comment, the Fund has added the following disclosure on page S-7 to state, “The manager of the Fund will not seek recoupment of the organizational and offering costs that it has agreed to pay (estimated to be $42,500 and $80,881, respectively) (refer to Note 4).”

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1.     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.     Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.     The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP